U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                              RADALE IMPORTS, INC.
                 (Name of small business issuer in its charter)



                       State of Incorporation: California

                 I.R.S. Employer Identification No.: 33-0684067


                P.O. Box 1990, Rancho Santa Fe, California 92067
                    (Address of principal executive offices)

                                  858-756-3011
                          (Issuer's telephone number)





          Securities to be registered under Section 12(b) of the Act:

   Title of each class                         Name of each exchange on which
   to be so registered                         each class is to be registered

                                 Not Applicable


           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)

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                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

                                     PART I

Item  1.     Description of Business                                           4
             Investigation and Selection of Business Opportunities             6
             Form  of  Acquisition                                             9
             Investment  Company  Act and Other Regulation                    10
             Competition                                                      11
             No  Rights  of  Dissenting  Shareholders                         12
             No  Target  Candidates  for  Acquisition                         12
             Administrative  Offices                                          12
             Employees                                                        12
             Risk  Factors                                                    12

Item  2.     Plan of Operations                                               18
             Need  for  Additional  Financing                                 19

Item  3.     Description  of  Properties                                      19

Item  4.     Security Ownership of Certain Beneficial Owners  and
             Management                                                       19

Item  5.     Directors and Executive Officers, Promoters and Contact
             Persons                                                          20
             Biographical  Information                                        21
             Conflicts  of  Interest                                          22

Item  6.     Executive Compensation                                           23

Item  7.     Certain  Relationships  and  Related  Transactions               23

Item  8.     Description  of  Securities                                      24
             Common  Stock                                                    24
             Preferred  Stock                                                 25
             Shareholders                                                     25
             Transfer  Agent                                                  25
             Reports  to  Stockholders                                        25

                                    PART II

Item  1.     Market Price of and Dividends on the Registrant's Common
             Equity  and  Other  Stockholder  Matters                         26

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Item  2.     Legal Proceedings                                                26

Item  3.     Changes  in  and  Disagreements  with  Accountants               26

Item  4.     Recent  Sales  of  Unregistered  Securities                      26

Item  5.     Indemnification  of  Directors  and  Officers                    27


                                    PART F/S

Financial  Statements                                                         27

                                    PART III


Item  1.     Exhibits                                                         28

Signatures                                                                    28

















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                                     PART I

Item  1.       Description  of  Business.

      Radale Imports, Inc., was incorporated under the laws of the State of California on August 18, 1995, and is in the developmental stage. From the period of inception in 1995 through 1998, we were occupied in establishing an import-export business between India and the U.S. in the automotive afterparts and accessory markets. In 1998 our vice president, Raj Pujara, died. He was our contact with India. We soon learned that we could not proceed with our business plan without him. We have no commercial operations today, have no full-time employees and own no real estate or other property other than office equipment.

     Our current business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. We have no capital, and it is unlikely that we will be able to take advantage of more than one such business opportunity. We intend to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

     At the present time we have not identified any business opportunity that we plan to pursue, nor have we reached any agreement or definitive understanding with any person concerning an acquisition. We are filing a Form 10-SB on a voluntary basis in order to become a 12(g) registered company under the Securities Exchange Act of 1934. As a "reporting company," we may be more attractive to a private acquisition target because it may thereby be listed to trade its shares on the OTC Bulletin Board.

     It is anticipated that our officers and directors will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of our existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with us. No assurance can be given that we will be successful in finding or acquiring a desirable business opportunity, given that no funds are available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to us or our stockholders.

     Our search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on Nasdaq SmallCap or a stock exchange (See "Investigation and Selection of Business Opportunities"). We anticipate that the business opportunities presented to us will (i) be recently organized with no operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new

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product  or  service  or  to  expand  into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in (i) through (iv). We intend to concentrate our
acquisition  efforts  on  properties  or  businesses   that  we  believe  to  be
undervalued.  Given  the  above   factors,  investors  should  expect  that  any
acquisition  candidate  may  have  a  history  of  losses  or low profitability.

      We do not propose to restrict our search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of our limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. Our discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

     As a consequence of this registration of our securities, any entity, which has an interest in being acquired by, or merging into us, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of us would be issued by us or purchased from our current principal shareholders by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to result in substantial gains to them relative to their purchase price for such stock. In our judgment, none of our officers and directors would thereby become an "underwriter" within the meaning of the Section 2(11) of the Securities Act of 1933, as amended. The sale of a controlling interest by certain of our principal shareholders could occur at a time when the other shareholders of the company remain subject to restrictions on the transfer of their shares.

     Depending upon the nature of the transaction, the current officers and directors of our company may resign management positions with the company in connection with our acquisition of a business opportunity. See "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity in Management." In the event of such a resignation, our current management would not have any control over the conduct of the company's business following our combination with a business opportunity.

     It is anticipated that business opportunities will come to our attention from various sources, including our officers and directors, our other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. We have no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for us.

      We do not foresee that we would enter into a merger or acquisition transaction with any business with which our officers or directors are currently affiliated. Should we determine in the future, contrary to such foregoing expectations, that a transaction with an affiliate would be in the best interests of the company and its stockholders, the company is in general permitted by California law to enter into such a transaction if:

- The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the

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      Board of Directors, and the Board in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

- The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

- The contract or transaction is fair as to the company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation  and  Selection  of  Business  Opportunities
----------------------------------------------------------

     To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. We will be dependent upon the owners of a business opportunity to identify any such problems, which may exist, and to implement, or be primarily responsible for the implementation of, required changes. Because we may participate in a business opportunity with a newly organized firm or with a firm, which is entering a new phase of growth, it should be emphasized that we will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for such company's products or services will likely not be established, and such company may not be profitable when acquired.

     It is anticipated that we will not be able to diversify, but will essentially be limited to one such venture because of our limited financing. This lack of diversification will not permit us to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase our securities.

     It is emphasized that our management may effect transactions having a potentially adverse impact upon our shareholders pursuant to the authority and discretion of our management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the our securities should not anticipate that we necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

     The analysis of business opportunities will be undertaken by or under the supervision of our officers, who are not professional business analysts. See

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"Management." Although there are no current plans to do so, our management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since our management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee we would agree to pay would be paid in stock and not in cash. Otherwise, we anticipate that we will consider, among other things, the following factors:

- Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

- Our perception of how any particular business opportunity will be received by the investment community and by our stockholders;

- Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the company to qualify for listing on an exchange or on a national automated securities quotation system, such as Nasdaq, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 recently adopted by the Securities and Exchange Commission. See "Risk Factors - The Company Regulation of Penny Stocks."

- Capital requirements and anticipated availability of required funds, to be provided by the company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

-     The  extent  to  which  the  business  opportunity  can  be  advanced;

- Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

- Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

- The cost of participation by the company as compared to the perceived tangible and intangible values and potential; and

- The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

     In regard to the possibility that our shares would qualify for listing on Nasdaq SmallCap, the current standards include the requirements that the issuer of the securities that are sought to be listed have stockholders' equity of at least $5 million, a market capitalization of at least $50 million or net income

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of  $750,000  in  its  latest fiscal year or two of the last three fiscal years.
Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with us would not satisfy the Nasdaq listing criteria.

     No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of our limited capital available for investigation and management's limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

     We are unable to predict when we may participate in a business opportunity. We expect, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

     Prior to making a decision to participate in a business opportunity, we will generally request that we be provided with written materials regarding the business opportunity containing such items as a description of products,
services   and  company  history;  management  resumes;  financial  information;
available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial  statements,  or  if  they  are  not  available,  unaudited  financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

     As part of our investigation, our executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the our limited financial resources and management expertise.

     It is possible that the range of business opportunities that might be available for consideration by us could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in our securities until such time as they qualify for listing on Nasdaq or on another exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of Penny Stocks."

     Our  management  believes  that  various  types  of   potential  merger  or
acquisition  candidates  might  find  a  business  combination  with  us  to  be

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attractive.  These  include  acquisition  candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates that have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition
candidates  which  plan   to  acquire  additional  assets  through  issuance  of
securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates who have a need for an immediate cash infusion are not likely to find a potential business combination with our company to be an attractive alternative.

     There are no loan arrangements or arrangements for any financing whatsoever relating to any business opportunities.

Form  of  Acquisition
---------------------

     It is impossible to predict the manner in which we may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of our company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of our company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. We may act directly or indirectly through an interest in a partnership, corporation or other form of organization.
Implementing such structure may require the merger, consolidation or reorganization of our company with other corporations or forms of business organization, and although it is likely, there is no assurance that our company would be the surviving entity. In addition, our present management and stockholders most likely will not have control of a majority of the voting shares of the company following a reorganization transaction. As part of such a transaction, our existing directors may resign and new directors may be appointed without any vote by stockholders.

     It is likely that our company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, our current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the company by the current officers, directors and principal shareholders. (See "Description of Business - General").

     It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from

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registration  under  applicable  federal  and  state  securities  laws.  In some circumstances, however, as a negotiated element of the transaction, we may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in our securities may have a depressive effect upon such market.

     We will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

     As a general matter, we anticipate that our company or its officers and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither our company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

     It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, our inability to pay until an indeterminate future time may make it impossible to procure goods and services.

     In all probability, upon completion of an acquisition or merger, there will be a change in control through issuance of substantially more shares of common stock. Further, in conjunction with an acquisition or merger, it is likely that management may offer to sell a controlling interest at a price not relative to or reflective of any value of the shares sold by management, and at a price that could not be achieved by individual shareholders at the time.

Investment  Company  Act  and  Other  Regulation
------------------------------------------------

     We may participate in a business opportunity by purchasing, trading or selling the securities of such business. We do not, however, intend to engage primarily in such activities. Specifically, we intend to conduct our activities so as to avoid being classified as an "investment company" under the Investment

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Company Act of 1940 (the Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

     Section 3(a) of the Investment Act contains the definition of an "investment company," and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items). We intend to implement our business plan in a manner that will result in the availability of this exception from the definition of "Investment Company." Consequently, our participation in a business or opportunity through the purchase and sale of investment securities will be limited.

     Our plan of business may involve changes in its capital structure, management, control and business, especially if we consummate reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since we will not register as an investment company, stockholders will not be afforded these protections.

     Any securities which we might acquire in exchange for our Common Stock are expected to be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If we elect to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, we would be required to comply with the provisions of the Act to effect such resale.

     An  acquisition  made  by  us  may  be  in an industry that is regulated or
licensed   by  federal,  state  or  local  authorities.   Compliance  with  such
regulations  can  be  expected  to  be  a  time-consuming and expensive process.

Competition
-----------

     We expect to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than our company and will therefore be in a better position than us to obtain access to attractive business opportunities. We also will possibly experience competition from other public "blank check" companies, some of which may have more funds available than do we.

No  Rights  of  Dissenting  Shareholders
----------------------------------------

     We do not intend to provide our shareholders with complete disclosure documentation including audited financial statements, concerning a possible target company prior to acquisition, because the California Business Corporation Act vests authority in the Board of Directors to decide and approve matters involving acquisitions within certain restrictions. Any transaction would be structured as an acquisition, not a merger, with the Registrant being the parent company and the acquiree being merged into a wholly owned subsidiary. Therefore, a shareholder will have no right of dissent under California law.

No  Target  Candidates  for  Acquisition
----------------------------------------

     None of our company's officers, directors, promoters, affiliates, or associates have had any preliminary contact or discussion with any specific candidate for acquisition. There are no present plans, proposals, arrangements, or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition transaction.

Administrative  Offices
-----------------------

     We currently maintain a mailing address at P.O. Box 1990, Rancho Santa Fe, California 92067, which is the office address of our chief executive officer. Other than this mailing address, we do not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. We pay no rent or other fees for the use of this mailing address.

Employees
---------

     We are a development stage company and currently have no employees. Management expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities. Although there is no current plan with respect to its nature or amount, remuneration may be paid to or accrued for the benefit of our officers prior to, or in conjunction with, the completion of a business acquisition for services actually rendered. See "Executive Compensation" and under "Certain Relationships and Related Transactions."

Risk  Factors
-------------

     1. Conflicts of Interest. Certain conflicts of interest may exist between the company and its officers and directors. They have other business interests to which they devote their attention and may be expected to continue to do so, although management time should be devoted to the business of the company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to the company. See "Management," and "Conflicts of Interest."

     It is anticipated that our officers and directors may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, our officers may consider their own personal pecuniary benefit rather than the best interests of other company shareholders, and the other company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest."

     2. Need For Additional Financing. We have very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if our funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, we may not have enough capital to exploit the opportunity. The ultimate success of the company may depend upon its ability to raise additional capital. We have not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If not available, our operations will be limited to those that can be financed with its modest capital.

     3. Regulation of Penny Stocks. Our securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

     In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities Exchange Act of 1934, as amended. Because our securities may constitute "penny stocks" within the meaning of the rules, the rules would apply to our company and to its securities. The rules may further affect the ability of owners of shares to sell the securities of the company in any market that might develop for them.

     Shareholders  should  be  aware  that, according to Securities and Exchange
Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the company's securities.

     4. Lack of Operating History. Radale Imports, Inc. was formed in August 1995 for the purpose of conducting an import-export business between India and the U.S. in the automotive afterparts and accessory markets. Due to the death of Raj Pujara in 1998, our vice president who had extensive contacts in India and the U.S. in the automotive industry, we abandoned our initial business plan and decided to seek a new opportunity. Due to the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity, our company must be regarded as a new or start-up venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

     5. No Assurance of Success or Profitability. There is no assurance that we will acquire a favorable business opportunity. Even if we should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the our common stock will be increased thereby.

     6. Possible Business - Not Identified and Highly Risky. We have not identified and has no commitments to enter into or acquire a specific business opportunity and therefore can disclose the risks and hazards of a business or opportunity that it may enter into in only a general manner, and cannot disclose the risks and hazards of any specific business or opportunity that it may enter into. An investor can expect a potential business opportunity to be quite risky. Our acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to our company and its stockholders if the business or opportunity proves to be unsuccessful. See Item 1, "Description of Business."

     7. Type of Business Acquired. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of our limited capital, it is more likely than not that any acquisition by us will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

     8. Impracticability of Exhaustive Investigation. Our limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before we commit our capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if we had more funds available to us, would be desirable. We will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking our participation. A significant portion of our available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

     9. Lack of Diversification. Because of the limited financial resources that we have, it is unlikely that we will be able to diversify our acquisitions or operations. Our probable inability to diversify our activities into more than one area will subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

     10. Reliance upon Financial Statements. We generally will require audited financial statements from companies that we propose to acquire. Given cases where audited financials are available, we will have to rely upon interim period unaudited information received from target companies' management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide increases the risk that our company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and recent interim operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of our securities.

     Moreover, we will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by us to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should our company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, we would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action would have material, adverse consequences for our company and its business. The imposition of administrative sanctions would subject our company to further adverse consequences.

     In addition, the lack of audited financial statements would prevent our securities from becoming eligible for listing on Nasdaq, or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of our company. Without audited financial statements, we would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

     11. Other Regulation. An acquisition made by our company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of our company.

     12. Dependence upon Management; Limited Participation of Management. We currently have only two individuals who are serving as our officers and directors on a part time basis. We will be heavily dependent upon their skills, talents, and abilities to implement our business plan, and may, from time to time, find that the inability of the officers and directors to devote their full time attention to the business of the company results in a delay in progress toward implementing our business plan. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the company, they should critically assess the information concerning the company's officers and directors.

     13. Lack of Continuity in Management. The Company does not have an employment agreement with its officers and directors, and as a result, there is no assurance they will continue to manage the company in the future. In connection with the acquisition of a business opportunity, it is likely the current officers and directors of the company may resign subject to compliance with Section 14f of the Securities Exchange Act of 1934. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the company.

     14. Indemnification of Officers and Directors. California statutes provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the company. The company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the company which it will be unable to recoup.

     15. Director's Liability Limited. California Statutes exclude personal liability of its directors to the company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

     16. Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the company's president without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the company. In the event the president of the company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

     17. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the company may be leveraged, i.e., the company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

     18. Competition. The search for potentially profitable business opportunities is intensely competitive. We expect to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than we do. These competitive conditions will exist in any industry in which the company may become interested.

     19. No Foreseeable Dividends. We have not paid dividends on our common stock and do not anticipate paying such dividends in the foreseeable future.

     20. Loss of Control by Present Management and Stockholders. We may consider an acquisition in which we would issue as consideration for the business opportunity to be acquired an amount of our authorized but unissued common stock that would, upon issuance, represent the great majority of the voting power and equity of the company. The result of such an acquisition would be that the acquired company's stockholders and management would control the resultant company, and our company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the company by our current shareholders. In addition, our major shareholders could sell control blocks of stock at a premium price to the acquired company's stockholders.

     21. No Public Market Exists. There is no public market for our common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

     22. Rule 144 Sales. Of the 2,013,150 shares of our common stock outstanding, 935,000 shares are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. Nonaffiliate shareholders who have held their shares under Rule 144(K) for two years are eligible to have freely tradable shares. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop. All shares become available for resale (subject to volume limitations for affiliates) under Rule 144, one year after date of purchase subject to applicable volume restrictions under the Rule.

     23. Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not under any circumstances allow the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider the secondary market for the company's securities to be a limited one.

     24. Blue Sky Restrictions. Many states have enacted statutes or rules which restrict or prohibit the sale of securities of "blank check" companies to residents so long as they remain without specific business companies. To the extent any current shareholders or subsequent purchaser from a shareholder may reside in a state which restricts or prohibits resale of shares in a "blank check" company, warning is hereby given that the shares may be "restricted" from resale as long as the company is a shell company.

     In the event of a violation of state laws regarding resale of "blank check" shares the company could be liable for civil and criminal penalties which would be a substantial impairment to the Company.

Item  2.       Plan  of  Operations.

     Our current business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. We have no capital, and it is unlikely that we will be able to take advantage of more than one such business opportunity. We intend to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

     We are in the development stage and, since inception, have experienced significant liquidity problems and have no capital resources or stockholders' equity. We have current assets in the form of cash of only $378, total assets of $1,176 and current liabilities of $652,195.

     We propose to carry out our plan of business as discussed above. We cannot predict to what extent its lack of liquidity and capital resources will impair the consummation of a business combination or whether we will incur further operating losses through any business entity which we may eventually acquire.

     For the current fiscal year, we anticipate incurring a loss as a result of legal and accounting expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. We anticipate that until a business combination is completed with an acquisition candidate, it will not generate revenues other than interest income, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need  for  Additional  Financing
--------------------------------

     We do not have capital sufficient to meet our cash needs during the next twelve months, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. We will have to seek loans or equity placements to cover such cash needs. In the event we are able to complete a business combination during this period, the lack of existing capital may be a sufficient impediment to prevent us from accomplishing the goal of completing a business combination. There is no assurance, however, that without funds we will ultimately be able to complete a business combination. Once a business combination is completed, our needs for additional financing are likely to increase substantially.

     No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the company to allow it to cover its expenses as they may be incurred.

     Irrespective of whether our cash assets prove to be inadequate to meet our operational needs, we might seek to compensate providers of services by issuances of stock in lieu of cash.

Item  3.       Description  of  Property.

     The Company has no property other than $378 in cash and $798 in utility deposits. We do not currently maintain an office or any other facilities. We currently maintain a mailing address at P.O. Box 1990, Rancho Santa Fe, California 92067. We pay no rent for the use of this mailing address. We do not believe that we will need to maintain an office at any time in the foreseeable future in order to carry out our plan of operations described herein.

Item 4.        Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth, as of the date of this Registration Statement, the number of shares of common stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding common stock of the company. Also included are the shares held by all executive officers and directors as a group.

--------------------------------------------------------------------------------
                                                                  Percent of
                                                                  Outstanding
       Person                      No. of Shares                    Shares
--------------------------------------------------------------------------------
Lee  D.  Dodson
429  Santa  Dominga
Solana  Beach,  CA  92075             650,000                        32.2%
--------------------------------------------------------------------------------
Ken  Swanson
5933  Sea  Lion  Pl.,
Suite  106
Carlsbad,  CA  92008                  123,400                         6.1%
--------------------------------------------------------------------------------
Gary  E.  Bryant
3  Gavina
Monarch  Beach,  CA  92629            441,100                        21.9%
--------------------------------------------------------------------------------
Mayuri  Pujara
4325  Larson  Lane
Carlsbad,  CA  92008                  463,000                        23.0%
--------------------------------------------------------------------------------
Marilyn  C.  Kenan  Trust
212  N.W.  18th  Street
Oklahoma City, OK 73103               125,000                         6.2%
--------------------------------------------------------------------------------
Officers  and  Directors
As a Group (2 persons)                773,400                        38.4%
--------------------------------------------------------------------------------

Item  5.  Directors  and  Executive  Officers,  Promoters  and  Control Persons.
          ----------------------------------------------------------------------

     The directors and executive officers currently serving the company are as follows:

--------------------------------------------------------------------------------
                                                      Held             Term
      Person                Office                    Since           Expires
--------------------------------------------------------------------------------
Lee D. Dodson, 63          CEO, CFO                    8-95             5-02
                           Director                    8-95             5-02
--------------------------------------------------------------------------------
Ken Swanson, 57            President, Secretary        5-97             5-02
                           Director                    5-97             5-02
--------------------------------------------------------------------------------


     The directors named above will serve until the next annual meeting of the company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

     The directors and officers of the company will devote such time to the company's affairs on an "as needed" basis, but less than 10 hours per month. As a result, the actual amount of time which they will devote to the company's affairs is unknown and is likely to vary substantially from month to month.

Biographical  Information
-------------------------

     Lee D. Dodson. Mr. Dodson has been employed since 1979 as the president of LEDO Energy Corporation and since 1972 as the president of its affiliated company, LEDO Financial Corporation, both of which companies have principal offices in Rancho Santa Fe, California and are in the energy business. He has simultaneously served as the chief executive officer of Radale Imports since August 1995 to the present.

     Ken Swanson. Mr. Swanson was employed from 1993 to 1996 as president of Oilguard Company of Vista, California. He has served as vice president of Analytic Systems Laboratory of Merrillville, Indiana from 1997 to the present; as president of Radale Imports, Inc. from 1997 to the present; as marketing director of MTM Industries of O'Side, California from 1999 to the present; and as a manufacturer's representative of Chloride Power of Lake Forrest, Illinois from February 2001 to the present.

     Management will devote minimal time to the operations of the company, and any time spent will be devoted to screening and assessing and, if warranted, negotiating to acquire business opportunities.

     None of the company's officers or directors receives any compensation for their respective services rendered to the company, nor have they received such compensation until authorized by the board of directors, which is not expected to occur until the company has generated revenues from operations after consummation of a merger or acquisition. As of the date of filing this report, the company has no funds available to pay officers or directors. Further, none of the officers or directors is accruing any compensation pursuant to any agreement with the company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the company for the benefit of its employees.

     It is possible that, after the company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the company's board of directors any discussions concerning possible compensation to be paid to them by any entity, which proposes to undertake a transaction with the company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the company's board of directors were offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction would not be approved by the company's board of directors as a result of the inability of the board to affirmatively approve such a transaction.

     It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the company. In the event the company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for his referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of filing this report, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the company's business plan outlined herein.

     The company has adopted a policy that its affiliates and management shall not be issued further common shares of the company, except in the event discussed in the preceding paragraphs.

     While all of the companies' officers, directors and insider shareholders have been involved in transactions involving "shell" corporations which are blank check or blind pool companies, none of them has been previously involved in establishing a blank check or blind pool company offering to be used in a shell transaction. A "blank check" company is a company that is formed without a specified business as its purpose. A "blind pool" company is a company that has raised money through a public or private offering for use to acquire an unspecified, undesignated business or company. Since 1991 when rules for "blind pools" were changed very few "blind pools" have been founded.

Conflicts  of  Interest
-----------------------

     The officers and directors of the company will not devote more than a portion of their time to the affairs of the company. There will be occasions when the time requirements of the company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the company.

     The officers and directors of the company may be directors or principal shareholders of other companies and, therefore, could face conflicts of interest with respect to potential acquisitions. In addition, officers and directors of the company may in the future participate in business ventures, which could be deemed to compete directly with the company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the company's officers or directors are involved in the management of any firm with which the company transacts business. The company's board of directors has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers or directors, or in which they or their family members own or hold a controlling ownership interest. Although the board of directors could elect to change this policy, the board of directors has no present intention to do so. In addition, if the company and other companies with which the company's officers and directors are affiliated both desire to take advantage of a potential business opportunity, then the board of directors has agreed that said opportunity should be available to each such company in the order in which such companies registered or became current in the filing of annual reports under the '34 Act.

     The company's officers and directors may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by the company's officers and directors which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to the company's officers and directors to acquire their shares creates a potential conflict of interest for them in satisfying their fiduciary duties to the company and its other shareholders. Even though such a sale could result in a substantial profit to them, they would be legally required to make the decision based upon the best interests of the company and the company's other shareholders, rather than their own personal pecuniary benefit.

Item  6.       Executive  Compensation.

     No officer or director has received any remuneration prior to the filing of this registration statement. Although there is no current plan in existence, it is possible that the company will adopt a plan to pay or accrue compensation to its officers and directors for services related to seeking business opportunities and completing a merger or acquisition transaction. See "Certain
Relationships and Related Transactions." The company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the board of directors may recommend adoption of one or more such programs in the future.

Item  7.       Certain  Relationships  and  Related  Transactions.

     Since inception, the company has loaned money to its officers and major stockholders, Raj Pujara and Ken Swanson. As of March 31, 2001, the related party receivables - including accrued interest of $50,836 - amounted to $227,286 and were in default. Because of the uncertainty of collection, the entire amount was charged to operations in the fiscal year that ended March 31, 2001.

     The repayment of the principal and accrued interest has been guaranteed by Lee D. Dodson, the company's chief executive officer and a director. The debtors, for his guarantee, have pledged their common stock totaling 586,400 shares, to Mr. Dodson.

     Also since inception, the company has borrowed money from a related party, Lee D. Dodson. As of March 31, 2001, the company owed $511,249 to Lee D. Dodson, which amount includes accrued interest of $151,585. The promissory notes representing this company debt bear interest ranging from 5 percent to 10 percent, all of which were due and payable at March 31, 2001 and are in default.

     No officer, director, or affiliate of the company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the company through security holdings, contracts, options, or otherwise.

     The company has adopted a policy under which any consulting or finder's fee that may be paid to a third party or affiliate for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the company is unable to predict whether or in what amount such a stock issuance might be made.

     Although there is no current plan in existence, it is possible that the company will adopt a plan to pay or accrue compensation to its officers and directors for services related to seeking business opportunities and completing a merger or acquisition transaction.

     The company maintains a post office mailing address, but otherwise does not maintain an office. As a result, it pays no rent and incurs no expenses for maintenance of an office and does not anticipate paying rent or incurring office expenses in the future. It is likely that the company will establish and maintain an office after completion of a business combination.

     Although management has no current plans to cause the company to do so, it is possible that the company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the common stock held by the company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item  8.       Description  of  Securities.

Common  Stock
-------------

     The Company's Articles of Incorporation authorize the issuance of 40,000,000 shares of Common Stock at $0.001 par value. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

     As of February 15, 2002, a total of 2,013,150 common shares were issued and outstanding.

     Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the board of directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the company, holders are entitled to receive, ratably, the net assets of the company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred  Stock
----------------

     The Company's Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock at $0.001 par value. The board of directors is authorized to issue shares of preferred stock in series by adoption of a resolution or resolutions for the issue of such series of preferred stock. Each series will have such distinctive designation or title as may be fixed by the board of directors prior to the issuance of any shares thereof. Upon issuance, each series will have those voting powers, if any, and those preferences and relative, participating, optional or other special rights, with such qualifications, limitations or restrictions of those preferences and/or rights, as stated in such resolution or resolutions providing for the issue of such series of preferred stock.

     There  are  no  shares  of  Preferred  Stock  issued  and  outstanding.

Shareholders
------------

     Each shareholder has sole investment power and sole voting power over the shares owned by such shareholder.

     No shareholder has entered into or delivered any lock up agreement or letter agreement regarding their shares or options thereon. Under California laws, no lock up agreement is required regarding the Company's shares as it might relate to an acquisition.

Transfer  Agent
---------------

     Pacific  Stock  Transfer
     5844  S.  Pecos  Rd.  Suite  D
     Las  Vegas,  NV  89120
     (702)  361-3033  voice
     (702)  433-1979  fax

Reports  to  Stockholders
-------------------------

     We plan to furnish our stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event we enter into a business combination with another company, it is our present intention to continue furnishing annual reports to stockholders. We intend to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements, and to file unaudited quarterly reports and annual reports with audited financial statements as required by the Securities Exchange Act of 1934.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters.

     Radale Imports' shares of common stock have never traded on the OTC Bulletin Board or in the "Pink Sheets". There have never been any quotes for the shares.

     At February 15, 2002 there were 58 holders of record of our Common Stock. The board of directors does not anticipate paying dividends at anytime in the foreseeable future.

Item  2.       Legal  Proceedings.

     We are not, and none of our property is, a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

     No director, officer or affiliate of the company, and no owner of record or beneficial owner of more than 5.0% of the securities of the company, or any associate of any such director, officer or security holder is a party adverse to the company or has a material interest adverse to the Company in reference to any litigation.

Item  3.       Changes  in  and  Disagreements  with  Accountants.

     None.

Item  4.       Recent  Sales  of  Unregistered  Securities.

     During the last three years, Radale Imports, Inc. issued 10,000 shares of its Common Stock to Randy Owings in exchange for services valued at $10,000.

     The sale of stock was made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933, as amended and Regulation D as promulgated thereunder. Based upon a subscription agreement completed by the subscriber, the Company had reasonable grounds to believe immediately prior to making an offer to the private investor, and did in fact believe, when such subscription was accepted, that such purchaser (1) was purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that it was capable of evaluating the merits and risks of its investment and was able to bear those risks. The purchaser represented it was an accredited investor as that term is defined under Regulation D. The purchaser had access to pertinent information enabling it to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon the certificate representing such shares, and stop-transfer instructions have been entered in the company's transfer records. The sale was effected without the aid of underwriters, and no sales commissions were paid.

Item  5.       Indemnification  of  Directors  and  Officers.

     The California statutes provide that the company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                                    PART F/S

     The following financial statements of Radale Imports, Inc. are filed with this Form 10-SB Registration Statement:

     Report  of Independent Public Accountants                              F-1
     Balance  Sheet  at  March  31,  2001                                   F-2
     Statements of Operations for the Years Ended March 31,
          2001 and 2000 and the Period from  August 18, 1995
          (date  of  inception)  through  March  31,  2001                  F-3
     Statements of Stockholders' Deficiency for the Period from
          August 18, 1995 (date of inception) through March 31, 2001        F-4
     Statements  of  Cash  Flows  for  the  Years  Ended  March  31,
          2001  and  2000  and  the  Period  from  August  18,  1995
          (date  of  inception)  through  March  31,  2001                  F-5
     Notes  to  Financial  Statements                                       F-6
     Condensed  Balance  Sheet  December  31,  2001  (Unaudited)           F-11
     Condensed  Statements  of  Operations  Nine  Months  Ended
          December  31,  2001  and  2000  and  for  the  Period  from
          August  18,  1995  (date  of  inception)  through
          December  31,  2001  (Unaudited)                                 F-12
     Condensed  Statements  of  Stockholders'  Deficiency  for  the
          Period  from  August  18,  1995  (date  of  inception)
          through  December 31, 2001 (Unaudited)                           F-13
     Condensed  Statements  of  Cash  Flows  Nine  Months  Ended
          December  31,  2001  and  2000  and  for  the  Period  from
          August  18,  1995  (date  of  inception)  through
          December  31,  2001  (Unaudited)                                 F-14
     Notes  to Unaudited Condensed Financial Statements                    F-15

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To  the  Board  of  Directors  and  Stockholders
Radale  Imports,  Inc.


We have audited the accompanying balance sheet of RADALE IMPORTS, INC. (A Development Stage Company) as of March 31, 2001, and the related statements of operations and cash flows for the years ended March 31, 2001 and 2000 and for the period from August 18, 1995 (date of inception) through March 31, 2001 and the statements of stockholders' deficiency for the period from August 18, 1995 (date of inception) through March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits the financial statements referred to above present fairly, in all material respects, the financial position of Radale Imports, Inc. (A Development Stage Company) at March 31, 2001 and its results of operations and cash flows for the years ended March 31, 2001 and 2000 and for the period from August 18, 1995 (date of inception) through March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has incurred recurring operating losses, has negative working capital and a stockholders' deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans are also discussed in Note 2. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

/s/J.H. Cohn, LLP
J.H. Cohn, LLP

San Diego, California
July 5, 2001

                              RADALE IMPORTS, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET
                                 MARCH 31, 2001


                                     ASSETS
                                     ------

Current assets  -  cash                                            $        479

Equipment,  net                                                             988
Deposits                                                                    798
Related  party  receivables,  net  of  reserve
  for  doubtful  accounts  of  $227,286                                       -
                                                                   ------------

       Total  assets                                               $      2,265
                                                                   ============


                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY
                    ----------------------------------------

Current  liabilities:
    Accounts  payable                                              $     40,351
    Borrowings  under  line  of  credit                                  32,504
    Related  party  payables                                            511,249
                                                                   ------------
       Total  liabilities                                               584,104
                                                                   ------------

Commitment

Stockholders'  deficiency:
    Preferred  stock,  $.001  par  value;  10,000,000  shares
      authorized;  none  issued                                               -
    Common  stock,  $.001  par  value;  40,000,000  shares
      authorized;  2,013,150  shares  issued  and  outstanding            2,013
    Additional  paid-in  capital                                        163,978
    Deficit  accumulated  during  the  development  stage              (747,830)
                                                                   ------------
       Total  stockholders'  deficiency                                (581,839)
                                                                   ------------

       Total  liabilities  and  stockholders'  deficiency          $      2,265
                                                                   ============


See  Notes  to  Financial  Statements.

                              RADALE IMPORTS, INC.
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS
                              FOR THE YEARS ENDED
                          MARCH 31, 2001 AND 2000 AND
                        THE PERIOD FROM AUGUST 18, 1995
                          (DATE OF INCEPTION) THROUGH
                                 MARCH 31, 2001

                                                                     Cumulative
                                                                        from
                                          2001           2000        Inception
                                       ----------     ----------     ----------
Operating  expenses:
  General  and administrative          $  264,848     $   17,015     $  640,371
  Depreciation  and  amortization           1,763            865          6,710
                                       ----------     ----------     ----------
     Totals                               266,611         17,880        647,081
                                       ----------     ----------     ----------

Loss  from  operations                   (266,611)       (17,880)      (647,081)
                                       ----------     ----------     ----------

Other  (income)  expense:
  Interest  income                                       (20,664)       (50,836)
  Interest  expense                        49,713         32,964        151,585
                                       ----------     ----------     ----------
     Totals                                49,713         12,300        100,749
                                       ----------     ----------     ----------

Net  loss                              $ (316,324)    $  (30,180)    $ (747,830)
                                       ==========     ==========     ==========

Net loss per common share - basic      $     (.16)    $     (.02)
                                       ==========     ==========

Basic weighted average number of
  common shares                         2,008,150      2,003,150
                                       ==========     ==========

See  Notes  to  Financial  Statements.

                              RADALE IMPORTS, INC.
                          (A Development Stage Company)

                     STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                      FOR THE PERIOD FROM AUGUST 18, 1995
                   (DATE OF INCEPTION) THROUGH MARCH 31, 2001

                                                               Deficit
                                                             Accumulated
                                                 Additional     During       Total
                              Common  Stock        Paid-In     Develop-   Stockholders'
                             Shares     Amount     Capital    ment Stage   Deficiency
                           ---------  ---------  ----------  -----------  -------------
Common  stock  issued      1,575,000  $   1,575  $  28,425                  $  30,000

Net  loss                                                     $(128,126)     (128,126)
                           ---------  ---------  ---------    ---------      ---------

Balance, March 31, 1996    1,575,000      1,575     28,425     (128,126)      (98,126)

Common  stock  issued
  for  services              325,027        325      5,866                      6,191

Common stock issued, net
  of related issuance
  costs                       20,000         20     17,980                     18,000

Net  loss                                                       (84,233)      (84,233)
                           ---------  ---------  ---------    ---------      ---------

Balance, March 31, 1997    1,920,027      1,920     52,271     (212,359)     (158,168)

Common stock issued           54,123         54     72,746                     72,800

Net  loss                                                      (118,395)     (118,395)
                           ---------  ---------  ---------    ---------      ---------

Balance, March 31, 1998    1,974,150      1,974    125,017     (330,754)     (203,763)

Common  stock  issued         29,000         29     28,971                     29,000

Net  loss                                                       (70,572)      (70,572)
                           ---------  ---------  ---------    ---------      ---------

Balance, March 31, 1999    2,003,150      2,003    153,988     (401,326)     (245,335)

Net  loss                                                       (30,180)      (30,180)
                           ---------  ---------  ---------    ---------      ---------

Balance, March 31, 2000    2,003,150      2,003    153,988     (431,506)     (275,515)

Common stock issued
  for  services               10,000         10      9,990                     10,000

Net  loss                                                      (316,324)     (316,324)
                           ---------  ---------  ---------    ---------      ---------

Balance, March 31, 2001    2,013,150  $   2,013  $ 163,978    $(747,830)     $(581,839)
                           =========  =========  =========    =========      =========

See  Notes  to  Financial  Statements.

                              RADALE IMPORTS, INC.
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED MARCH 31, 2001 AND 2000 AND
                        THE PERIOD FROM AUGUST 18, 1995
                   (DATE OF INCEPTION) THROUGH MARCH 31, 2001

                                                                     Cumulative
                                                                        from
                                          2001           2000        Inception
                                       ----------     ----------     ----------
Operating  activities:
    Net  loss                          $(316,324)     $ (30,180)     $(747,830)
    Adjustments to reconcile net
      loss to net cash used in
      operating  activities:
      Provision for related party
        receivables including
        accrued  interest                227,286                       227,286
      Depreciation and amortization        1,763            865          6,710
      Common stock issued for services    10,000                        16,191
      Changes in operating assets
        and  liabilities:
        Other  assets                                                   (1,903)
        Accounts  payable                (32,052)         4,748         40,351
        Interest receivable from
          related  parties                              (20,664)       (50,836)
        Interest payable to
          related parties                 44,542         37,231        151,585
                                       ---------      ---------      ---------

          Net cash used in operating
            activities                   (64,785)        (8,000)      (358,446)
                                       ---------      ---------      ---------
Investing  activities:
    Purchase of property and equipment                                  (6,593)
    Advances  to  related  parties                                    (176,450)
                                                                     ---------

          Net cash used in investing
            activities                                                (183,043)
                                                                     ---------

Financing  activities:
    Net proceeds from loans payable
      to  related party                   32,760          8,000        359,664
    Net proceeds from lines of
      credit                              32,504                        32,504
    Proceeds from issuance of
      common  stock                                                    149,800
                                       ---------      ---------      ---------
          Net cash provided by
            financing  activities         65,264          8,000        541,968
                                       ---------      ---------      ---------

Net increase in cash and cash, end
  of period                            $     479      $       -      $     479
                                       =========      =========      =========

See  Notes  to  Financial  Statements.

                              RADALE IMPORTS, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


Note 1 - Business  organization  and  policies:

          Organization:
               Radale Imports, Inc. (the "Company") was incorporated on August 18, 1995 for the purpose of importing automotive parts and accessories from India. The Company is a development stage business.

          Use  of  estimates:
               The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

          Property  and  equipment:
               Depreciation of property and equipment is provided using the straight-line method over estimated useful lives ranging from five to seven years.

          Income  taxes:
               The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

            Earnings  (loss)  per  share:
               The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128").

               Basic earnings (loss) per common share is calculated by dividing net income or loss applicable to common shares by the weighted average number of common shares outstanding during the period. The calculation of diluted earnings per common share is similar to that of basic earnings per common share, except that dilutive earnings per common share reflects the amount of earnings for the period available to each share of common stock outstanding during the reporting period, while giving effect to all dilutive potential common shares that were outstanding during the period such as common shares that could result from the potential exercise or conversion of securities and debt into common stock. There are no dilutive potential common shares outstanding for the years ended March 31, 2001 and 2000.

                              RADALE IMPORTS, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


Note 2 - Basis  of  presentation:
          The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which contemplate continuation of the Company as a going concern and the realization of the Company's assets and the satisfaction of its liabilities in the normal course of business. As of March 31, 2001, the Company has an accumulated deficit of $747,830, stockholders' deficiency of $581,839 and a working capital deficiency of $583,625. Management plans to obtain the additional funds to enable the Company to continue as a going concern through the sale of equity securities to private investors pursuant to a private placement memorandum. Due to the Company's recurring losses and stockholders' deficiency, there can be no assurance that the Company will be able to obtain additional operating capital, which may impact the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the probable inability of the Company to continue as a going concern.


Note 3 - Changes  in  authorized  shares  and  stock  split:
          At the date of inception, 1,575,000 shares of common stock were issued to the founders of the Company at $.02 per share. During the fiscal year 1996, an additional 325,027 shares of common stock were issued at $.02 per share for services.

          On March 30, 1996, the amount of shares authorized by the Articles of Incorporation was increased by the Board of Directors from 50,000 to 40,000,000 shares and preferred stock from 10,000 to 10,000,000 shares.

          On March 30, 1996, the Board of Directors declared a 52.5:1 stock split to be effective upon the filing of its amended Articles of Incorporation (January 21, 1998). On May 19, 1996 and June 20, 1996, the Board of Directors also declared that the shares outstanding as of these dates should be included in the split.

          All per share disclosures have been retroactively restated to show the effects of these capital changes.

          20,000 shares of common stock were issued at $1.00 per share after the stock split. A finder's fee of $2,000 was deducted from additional paid-in capital as related issuance costs.

                              RADALE IMPORTS, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


Note 3 - Changes  in  authorized  shares  and  stock  split  (concluded):
          During the fiscal year 1997, an additional 14,123 shares of common stock were issued at $2.00 per share, 5,000 shares were issued at $1.80 per share, 10,000 shares were issued at $1.25 per share, 15,000 shares were issued at $1.00 per share, and 10,000 shares were issued at $.80 per share.

          During the fiscal year 1998, 29,000 shares of common stock were issued at $1.00 per share.

          During the fiscal year 2000, 10,000 shares of common stock were issued for services at $1.00 per share.


Note 4 - Equipment:
          Equipment  as  of  March  31,  2001  is  as  follows:

            Office  equipment                                 $6,593
            Less  accumulated  depreciation                    5,605
                                                              ------

              Total                                           $  988
                                                              ======

Note 5 - Related  party  receivables,  net:
          Related party receivables as of March 31, 2001 include accrued interest of $50,836. This amount represents periodic borrowings from the Company by stockholders and officers. Amounts outstanding are interest bearing and are due six months after the advance. In the event principal and interest is not repaid when due, all unpaid amounts are due no later than March 31, 2001, and are currently in default. The repayment of the principal and all accrued interest has been guaranteed by the Company's principal stockholder. As consideration to the stockholder for the guarantee, the debtors pledged their stock to the principal stockholder. Currently, the Company has not commenced collection of the receivables. Because of the uncertainty about the collectability of the receivables, no interest income was accrued in the year ended March 31, 2001. Total receivables including accrued interest of $227,286 have been fully reserved and charged to operations in the year ended March 31, 2001.


Note 6 - Related  party  payables:
          Related party payables as of March 31, 2001 include accrued interest of $151,585. The notes bear interest with rates ranging from 5% to 10%, all of which were due and payable at March 31, 2001, and are currently in default.

                              RADALE IMPORTS, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


Note 7 - Income  taxes:
          At March 31, 2001, the Company had net operating loss carryforwards available to reduce future taxable income, if any, of approximately $520,000 for Federal income tax purposes. The Federal net operating loss begins to expire in 2011. California net operating losses of approximately $433,000 expire in 2004. The difference between the Federal and California tax loss carryforwards is primarily related to the state income taxes that are not deductible for state purposes. Pursuant to Internal Revenue Code Section 382, use of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period.

          Temporary differences between the carrying amounts of assets for financial reporting purposes and the amounts used for income tax purposes give rise to the Company's deferred income taxes. The components of the Company's deferred tax assets as of March 31, 2001 are as follows:

               Net  operating  loss  carryforwards          $  209,000
               Allowance  for  doubtful  accounts               91,000
                                                            ----------
                                                               300,000
               Valuation  allowance                           (300,000)
                                                            ----------

                                                            $        -
                                                            ==========

          A valuation allowance has been recorded against the deferred tax assets, as the ultimate realization of these assets is considered unlikely.

          The expected income tax benefit, computed based on the Company's pre-tax losses in March 31, 2001 and 2000 and cumulative from inception, to the statutory income tax rate is reconciled to the actual tax provision as follows:

                                                                      Cumulative
                                       March  31,     March  31,         from
                                          2001           2000         Inception
                                       ----------     ----------      ----------
            Expected tax benefit at
              statutory Federal rate   $ 107,000      $  10,000       $ 254,000
            State  benefit                19,000          2,000          46,000
                                       ---------      ---------       ---------
                                         126,000         12,000         300,000
            Decrease resulting from
              change  in  valuation
              allowance                 (126,000)       (12,000)       (300,000)
                                       ---------      ---------       ---------

                                       $       -      $       -       $       -
                                       =========      =========       =========

                              RADALE IMPORTS, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


Note 8 - Commitment:
          The Company has a noncancelable operating lease which expires in November 2001. The agreement requires the payment of utilities, taxes, insurance and repairs. The future minimum lease payment of $9,288 is due in 2002. The Company subleases a portion of the office. Rental income from the sublease is used to offset rent expense. Total rental income for the years ended March 31, 2001 and 2000 was approximately $8,000 and $5,940, respectively. Total rent expense was approximately $4,900 and $10,600 for the years ended March 31, 2001 and 2000, respectively.

                                      * * *

                              RADALE IMPORTS, INC.
                          (A Development Stage Company)

                            CONDENSED BALANCE SHEET
                                DECEMBER 31, 2001
                                  (Unaudited)


                                     ASSETS
                                     ------

Current  assets  -  cash                                           $        378

Deposits                                                                    798
Related  party  receivables,  net  of  reserve
  for  doubtful  accounts  of  $227,286                                       -
                                                                   ------------

         Total  assets                                             $      1,176
                                                                   ============

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY
                    ----------------------------------------

Current  liabilities:
    Accounts  payable                                              $     36,997
    Borrowings  under  line  of  credit                                  32,603
    Related  party  payables                                            582,595
                                                                   ------------
         Total  liabilities                                             652,195
                                                                   ------------

Commitment

Stockholders'  deficiency:
    Preferred stock, $.001 par value; 10,000,000 shares
      authorized;  none  issued                                               -
    Common  stock,  $.001  par  value;  40,000,000  shares
      authorized; 2,013,150 shares issued and outstanding                 2,013
    Additional  paid-in  capital                                        163,978
    Deficit accumulated during the development stage                   (817,010)
                                                                   ------------
         Total  stockholders'  deficiency                              (651,019)
                                                                   ------------

         Total liabilities and stockholders' deficiency            $      1,176
                                                                   ============

See Notes to Unaudited Condensed Financial Statements.

                              RADALE IMPORTS, INC.
                          (A Development Stage Company)

                       CONDENSED STATEMENTS OF OPERATIONS
                NINE MONTHS ENDED DECEMBER 31, 2001 AND 2000 AND
            FOR THE PERIOD FROM AUGUST 18, 1995 (DATE OF INCEPTION)
                            THROUGH DECEMBER 31, 2001
                                  (Unaudited)

                                                                     Cumulative
                                                                        from
                                          2001           2000        Inception
                                       ----------     ----------     ----------
Operating  expenses:
    General  and  administrative       $   25,919     $   35,036     $  666,290
    Depreciation and amortization             988          1,322          7,698
                                       ----------     ----------     ----------
        Totals                             26,907         36,358        673,988
                                       ----------     ----------     ----------

Loss  from  operations                    (26,907)       (36,358)      (673,988)
                                       ----------     ----------     ----------

Other (income) expense:
    Interest  income                                                    (50,836)
    Interest  expense                      42,273         36,701        193,858
                                       ----------     ----------     ----------
        Totals                             42,273         36,701        143,022
                                       ----------     ----------     ----------

Net  loss                              $  (69,180)    $  (73,059)    $ (817,010)
                                       ==========     ==========     ==========

Net loss per common share - basic      $     (.03)    $     (.04)
                                       ==========     ==========

Basic weighted average number of
  common  shares                        2,013,150      2,006,483
                                       ==========     ==========







See Notes to Unaudited Condensed Financial Statements.

                              RADALE IMPORTS, INC.
                          (A Development Stage Company)

                CONDENSED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                      FOR THE PERIOD FROM AUGUST 18, 1995
                  (DATE OF INCEPTION) THROUGH DECEMBER 31, 2001
                                  (Unaudited)

                                                               Deficit
                                                             Accumulated
                                                 Additional     During       Total
                              Common  Stock        Paid-In     Develop-   Stockholders'
                             Shares     Amount     Capital    ment Stage   Deficiency
                           ---------  ---------  ----------  -----------  -------------
Common stock issued        1,575,000  $  1,575   $  28,425                  $  30,000

Net  loss                                                     $(128,126)     (128,126)
                           ---------  --------   ---------    ---------     ---------

Balance, March 31, 1996    1,575,000     1,575      28,425     (128,126)      (98,126)

Common  stock  issued
  for  services              325,027       325       5,866                      6,191

Common stock issued, net
  of related issuance
  costs                       20,000        20      17,980                     18,000

Net  loss                                                       (84,233)      (84,233)
                           ---------  --------   ---------    ---------     ---------

Balance, March 31, 1997    1,920,027     1,920      52,271     (212,359)     (158,168)

Common stock issued           54,123        54      72,746                     72,800

Net  loss                                                      (118,395)     (118,395)
                           ---------  --------   ---------    ---------     ---------

Balance, March 31, 1998    1,974,150     1,974     125,017     (330,754)     (203,763)

Common stock issued           29,000        29      28,971                     29,000

Net  loss                                                       (70,572)      (70,572)
                           ---------  --------   ---------    ---------     ---------

Balance, March 31, 1999    2,003,150     2,003     153,988     (401,326)     (245,335)

Net  loss                                                       (30,180)      (30,180)
                           ---------  --------   ---------    ---------     ---------

Balance, March 31, 2000    2,003,150     2,003     153,988     (431,506)     (275,515)

Common stock issued
  for  services               10,000        10       9,990                     10,000

Net  loss                                                      (316,324)     (316,324)
                           ---------  --------   ---------    ---------     ---------

Balance, March 31, 2001    2,013,150     2,013     163,978     (747,830)     (581,839)

Net  loss                                                       (69,180)      (69,180)
                           ---------  --------   ---------    ---------     ---------

Balance, December 31, 2001 2,013,150  $  2,013   $ 163,978    $(817,010)    $(651,019)
                           =========  ========   =========    =========     =========

See Notes to Unaudited Condensed Financial Statements.

                              RADALE IMPORTS, INC.
                          (A Development Stage Company)

                       CONDENSED STATEMENTS OF CASH FLOWS
                NINE MONTHS ENDED DECEMBER 31, 2001 AND 2000 AND
            FOR THE PERIOD FROM AUGUST 18, 1995 (DATE OF INCEPTION)
                            THROUGH DECEMBER 31, 2001
                                  (Unaudited)

                                                                     Cumulative
                                                                        from
                                          2001           2000        Inception
                                       ----------     ----------     ----------
Operating  expenses:
    Net  loss                          $ (69,180)     $ (73,059)     $(817,010)
    Adjustments to reconcile net
      loss to net cash used in
      operating  activities:
      Provision for related party
        receivables including
        accrued  interest                                              227,286
      Depreciation and amortization          988          1,322          7,698
      Common stock issued for services                   10,000         16,191
      Changes in operating assets
        and  liabilities:
        Other  assets                                                   (1,903)
        Accounts  payable                 (3,354)       (31,262)        36,997
        Interest receivable from
          related  parties                                            (50,836)
        Interest payable to
          related parties                 39,346         32,834       190,931
                                       ---------      ---------      --------

            Net cash used in operating
              activities                 (32,200)       (60,165)     (390,646)
                                       ---------      ---------      --------

Investing  activities:
    Purchase of property and
      equipment                                                        (6,593)
    Advances to related parties                                      (176,450)
                                                                     --------
            Net cash used in investing
              activities                                             (183,043)
                                                                     --------

Financing activities:
    Net proceeds from loans payable
      to related party                    32,000         29,061       391,664
    Net proceeds from lines of credit         99         32,673        32,603
    Proceeds from issuance of common
      stock                                                           149,800
    Cash  overdraft                                        (277)
                                       ---------      ---------      --------
            Net cash provided by
              financing  activities       32,099         61,457       574,067
                                       ---------      ---------      --------

Net increase (decrease) in cash             (101)         1,292           378

Cash,  beginning  of  period                 479              -             -
                                       ---------      ---------      --------

Cash,  end  of  period                 $     378      $   1,292      $    378
                                       =========      =========      ========

See Notes to Unaudited Condensed Financial Statements.

                              RADALE IMPORTS, INC.
                          (A Development Stage Company)

                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS


Note 1 - Unaudited  interim  financial  statements:
          The accompanying unaudited condensed financial statements of Radale Imports, Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-SB. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended December 31, 2001 are not necessarily indicative of the results that may be expected for the year ending March 31, 2002. The unaudited condensed financial statements should be read in conjunction with the audited financial statements and footnotes thereto included elsewhere in this registration statement.


Note 2 - Business  organization  and  policies:
          Use  of  estimates:
               The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

          Earnings  (loss)  per  share:
               The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128").

               Basic earnings (loss) per common share is calculated by dividing net income or loss applicable to common shares by the weighted average number of common shares outstanding during the period. The calculation of diluted earnings per common share is similar to that of basic earnings per common share, except that dilutive earnings per common share reflects the amount of earnings for the period available to each share of common stock outstanding during the reporting period, while giving effect to all dilutive potential common shares that were outstanding during the period such as common shares that could result from the potential exercise or conversion of securities and debt into common stock. There are no dilutive potential common shares outstanding for the nine months ended December 31, 2001 and 2000.

                              RADALE IMPORTS, INC.
                          (A Development Stage Company)

                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS


Note 3 - Basis  of  presentation:
          The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which contemplate continuation of the Company as a going concern and the realization of the Company's assets and the satisfaction of its liabilities in the normal course of business. As of December 31, 2001, the Company has an accumulated deficit of $817,010, stockholders' deficiency of $651,019 and a working capital deficiency of $651,817. Management plans to obtain the additional funds to enable the Company to continue as a going concern through the sale of equity securities to private investors pursuant to a private placement memorandum. Due to the Company's recurring losses and stockholders' deficiency, there can be no assurance that the Company will be able to obtain additional operating capital, which may impact the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the probable inability of the Company to continue as a going concern.


Note 4 - Related  party  receivables,  net:
          Related party receivables as of December 31, 2001 include accrued interest of $50,836. This amount represents periodic borrowings from the Company by stockholders and officers. Amounts outstanding are interest bearing and are due six months after the advance. In the event principal and interest is not repaid when due, all unpaid amounts are due no later than March 31, 2001, and are currently in default. The repayment of the principal and all accrued interest has been guaranteed by the Company's principal stockholder. As a consideration to the stockholder for the guarantee, the debtors pledged their stock to the principal stockholder. Currently, the Company has not commenced collection of the receivables. Because of the uncertainty about the collectability of the receivables, no interest income was accrued in the nine month period ended December 31, 2001 and the year ended March 31, 2001. Total receivables including accrued interest of $227,286 have been fully reserved and were charged to operations in the year ended March 31, 2001.


Note 5 - Related  party  payables:
          Related party payables as of December 31, 2001 include accrued interest of $190,931. The notes bear interest with rates ranging from 5% to 10%, all of which were due and payable at March 31, 2001, and are currently in default.


                           *           *            *

                                    PART III

Item  1.          Exhibits

     The  following  exhibits  are filed as part of this Form 10-SB Registration
Statement:

Number                    Description

3          -     Amended  and  Restated  Articles  of  Incorporation

3.1        -     Bylaws


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:  March  26,  2002            RADALE  IMPORTS,  INC.


                                         /s/Lee  D.  Dodson
                                         ---------------------------------------
                                    By:  Lee D. Dodson, Chief Executive Officer
                                           and  Director



                                         /s/Ken  Swanson
                                         ---------------------------------------
DATED:  March  26,  2002            By:  Ken  Swanson,  Secretary  and  Director

                              RADALE IMPORTS, INC.

             Index to Exhibits to Form 10-SB Registration Statement



Number                           Description
------                           -----------

3          -     Amended  and  Restated  Articles  of  Incorporation

3.1        -     Bylaws

                              STATE OF CALIFORNIA

                               SECRETARY OF STATE


                                                      [Seal of the Office of the
                                                     Secretary of State] 2 pages








     I, BILL JONES, Secretary of State of the State of California, hereby certify:

     That the attached transcript has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.

                                IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this JAN 21 1998



                                                   /s/Bill Jones

                                                 Secretary of State



[The  Great  Seal  of  the
State  of  California]






                                                                       Exhibit 3
                                                               Page 1 of 3 Pages

                                                         ENDORSED - FILED
                                                       IN THE OFFICE OF THE
                                                        SECRETARY OF STATE
                                                    OF THE STATE OF CALIFORNIA
                                                            JAN 21 1998
                                                  BILL JONES, SECRETARY OF STATE


                              AMENDED AND RESTATED
                            ARTICLES OF INCORPORATION
                                       OF
                              RADALE IMPORTS, INC.



Ken  Swanson  and  Raj  Pujara  certify  that:

1. They are the President and Secretary, respectively, of Radale Imports, Inc., a California corporation.

2.       The  following Amended and  Restated  Articles  of Incorporation of the
corporation  have  been  duly  approved  by  the   board  of  directors  of  the
corporation:


               FIRST: Name. The name of the corporation is Radale Imports, Inc. (hereinafter the "Corporation").

               SECOND: Registered Office. The street address of the registered office of the Corporation in the State of California is:

                    5933  Sea  Lion  Place,  Suite  106
                    Carlsbad,  CA  92008

               THIRD:  Term.  The term  of the Corporation shall  be  perpetual.

               FOURTH: Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

               FIFTH: Capital Stock. The Corporation is authorized to issue two classes of stock. One class of stock shall be Common Stock, par value $0.001 which shall be voting stock. The second class of stock shall be Preferred Stock, par value $0.001. The Preferred Stock, or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts

                                                                       Exhibit 3
                                                               Page 2 of 3 Pages
          ascertainable outside such resolution or resolutions of the board of directors, provided that the manner in which such facts shall operate upon such designations, preferences, rights and qualifications, limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.

               The total number of shares of stock of each class which the Corporation shall have authority to issue and the par value of each share of each class of stock are as follows:

          Class          Par Value     No. of Authorized Shares     Total
          -----          ---------     ------------------------     -----
          Common          $0.001              40,000,000           $40,000
          Preferred       $0.001              10,000,000            10,000
                                              ----------            ------

          Totals                              50,000,000           $50,000


3. The above Amended and Restated Articles of Incorporation were duly approved by the required vote of the shareholders in accordance with Section 902 of the California Corporation Code. The total number of outstanding shares entitled to vote with respect to the amendment was one hundred thousand. The favorable majority of such shares required to approve the amendment, and the number of such shares voting in favor of the amendment, equaled or exceeded the required vote.

4. We declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATED:  November  18,  1997


                                           /s/Ken  Swanson
                                              ----------------------------------
                                              Ken  Swanson,  President


                                           /s/Raj  Pujara
                                              ----------------------------------
                                              Raj  Pujara,  Secretary


                                                      [Seal of the Office of the
                                                             Secretary of State]



                                                                       Exhibit 3
                                                               Page 3 of 3 Pages

                                     BYLAWS

                                       OF

                              RADALE IMPORTS, INC.


                                    ARTICLE I

                                    OFFICES
                                    -------

          SECTION  1.   REGISTERED  OFFICE.   The  registered   office  of   the

corporation  shall  be established and maintained  at 5933 Sea Lion Place, Suite

106,  Carlsbad,  California  92008.

          SECTION  2.  OTHER  OFFICES.  The  corporation may have other offices,

either within or without the State of California, at such place or places as the

Board  of  Directors  may  from  time  to  time  appoint  or the business of the corporation  may  require.

                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS
                            ------------------------

          SECTION  1.  ANNUAL MEETINGS.  Annual meetings of stockholders for the election  of  directors  and  for  such  other business  as may be stated in the notice  of  the  meeting, shall be  held at such place, either within or without the State of California, and at such time and date as the Board of Directors, by resolution,  shall  determine and as set forth in the notice of the meeting.  In the  event the Board of Directors fails to so determine the time, date and place of  meeting,  the annual meeting of stockholders shall be held at the registered office  of  the  corporation  in California on the second Tuesday of May of each year  at  11  a.m.,  local  time.

          If the date of the annual meeting shall fall upon a legal holiday, the meeting  shall  be  held  on  the  next succeeding business day.  At each annual meeting, the stockholders  entitled to vote shall elect a Board of Directors and they may transact such other corporate business as shall be stated in the notice of  the  meeting.

                                                                     Exhibit 3.1
                                                              Page 1 of 12 Pages

          SECTION 2.  OTHER MEETINGS.  Meetings of stock-holders for any purpose other than the election of directors may be held at such time and place as shall be  stated  in  the  notice  of  the  meeting.

          SECTION  3.  VOTING.  Each  stockholder entitled to vote in accordance with  the  terms of the Certificate of  Incorporation and in accordance with the provisions of these Bylaws shall be entitled to one vote, in person or by proxy,

for each share of stock entitled to vote held by such stock-holder, but no proxy shall  be voted after three years from its date unless such proxy provides for a longer  period.  Upon  the demand of any stockholder, the vote for directors and the  vote  upon  any  question  before  the  meeting,  shall  be by ballot.  All elections for directors shall be decided by plurality vote of the shares present in  person  or  represented  by proxy at the meeting and entitled to vote on the election  of  directors;  and  all  other  questions  shall  be  decided  by the affirmative  vote of the majority of shares present  in person or represented by proxy  at  the  meeting  and  entitled  to vote on the subject matter, except as otherwise provided by the Certificate  of Incorporation or the laws of the State of  California.

          A  complete  list  of the stockholders entitled to vote at the ensuing election,  arranged  in  alphabetical  order, with  the address of each, and the number  of  shares  held  by  each,  shall  be  open  to  the examination of any stock-holder,  for any purpose germane to the meeting, during ordinary  business hours  for  a period of at least ten (10) days prior to the meeting, either at a place  within  the  city  where  the meeting is to be held, which place shall be specified  in  the  notice of the meeting, or, if not so specified, at the place where  the  meeting  is to be held.  The list shall also be produced and kept at the  time  and  place  of the meeting during  the whole time thereof, and may be inspected  by  any  stockholder  who  is  present.

          SECTION  4.  QUORUM.  Except  as  otherwise  required  by  law, by the

                                                                     Exhibit 3.1
                                                              Page 2 of 12 Pages

Certificate  of Incorporation or by these Bylaws,  the presence, in person or by proxy,  of  stockholders  holding  a  majority  of  the stock of the corporation entitled  to vote shall constitute a quorum at all meetings of the stockholders.

In  case a quorum shall not be present at any meeting, a majority in interest of the  stockholders entitled to vote thereat, present in person or by proxy, shall have  power to adjourn the meeting from time to time, without notice  other than announcement  at  the  meeting  until the requisite  amount of stock entitled to vote  shall  be  present.  At  any such adjourned meeting at which the requisite amount  of  stock  entitled  to  vote  shall be represented, any business may be transacted  which  might  have  been  transacted  at  the  meeting as originally noticed;  but  only  those  stockholders  entitled  to  vote  at  the meeting as originally  noticed shall be entitled to vote at any adjournment or adjournments thereof.

          SECTION  5.  SPECIAL  MEETINGS.  Special  meetings of the stockholders for  any  purpose  or  purposes  may be called by the President or Secretary, by resolution  of  the directors, or  by stockholders of record holding ten percent or  more  of  the  outstanding  shares  of  Common  Stock.

          SECTION  6.  NOTICE  OF  MEETINGS.  Written notice, stating the place,

date  and  time  of  the  meeting,  and the general nature of the business to be considered,  shall  be given to each stockholder entitled to vote thereat at his address  as it appears on the records of the corporation, not less than ten (10)

nor more than sixty (60) days before the date of the meeting.  No business other than  that  stated  in the notice shall be transacted at any meeting without the unanimous  consent  of  all  the  stockholders  entitled  to  vote  thereat.

          SECTION 7.  ACTION WITHOUT MEETING.  Unless  otherwise provided by the

Certificate  of Incorporation, any action  required to be taken at any annual or special  meeting of stockholders, or any action which may be taken at any annual or  special  meeting,  may  be taken without a meeting, without prior notice and

                                                                     Exhibit 3.1
                                                              Page 3 of 12 Pages
without  a  vote,  if  a  consent in writing, setting forth the action so taken,

shall  be  signed  by  the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at  a  meeting  at  which  all shares entitled  to vote thereon were present and voted.  Prompt notice of the taking of the corporate action without a meeting by less  than  unanimous  written  consent shall be given to those stockholders who have  not  consented  in  writing.

                                  ARTICLE III

                                   DIRECTORS
                                   ---------

          SECTION 1.  NUMBER AND TERM.  The number of  directors shall be one or more.  The  directors shall be elected at the annual meeting of the stockholders and  each director shall be elected to serve until his or her successor shall be elected  and  shall  qualify.  Directors  need  not  be  stockholders.

          SECTION  2.  RESIGNATIONS.  Any  director,  member  of  a committee or other office may resign at any time.  Such resignation shall be made in writing,

and  shall  take  effect  at  the  time  specified  therein,  and  if no time be specified,  at  the  time  of  its  receipt  by the President or Secretary.  The acceptance  of  a  resignation  shall  not  be  necessary  to make it effective.

          SECTION  3.  VACANCIES.  If  the  office of any  director, member of a committee  or  other officer becomes  vacant, the remaining directors in office,

though  less  than a quorum by a majority vote, may appoint any qualified person to  fill  such  vacancy, who shall hold office for the unexpired  term and until his  successor  shall  be  duly  chosen.

          SECTION  4.  REMOVAL.  Any director or directors may be removed either for  or  without  cause  at any time by the affirmative vote of the holders of a majority  of  all  the  shares  of  stock outstanding and entitled to vote, at a special  meeting  of  the stockholders  called for the purpose and the vacancies

                                                                     Exhibit 3.1
                                                              Page 4 of 12 Pages
thus  created may be filled, at the meeting held for the purpose of  removal, by the  affirmative  vote of a majority in interest of the stockholders entitled to vote.

          SECTION  5.  INCREASE  OF  NUMBER.  The  number  of  directors  may be increased  by  amendment  of  these Bylaws by the affirmative vote of a majority vote  of a majority in interest of the stockholders, at the annual meeting or at a  special  meeting  called  for  that  purpose, and by like vote the additional directors  may  be  chosen  at such meeting to hold office until the next annual election  and  until  their  successors  are  elected  and  qualify.

          SECTION  6.  POWERS.  The Board of Directors shall exercise all of the powers  of  the  corporation except such as are by law, or by the Certificate of

Incorporation  of  the corporation or by these Bylaws conferred upon or reserved to  the  stockholders.

          SECTION  7.  COMMITTEES.  The Board of Directors may, by resolution or resolutions  passed  by  a  majority  of  the whole board, designate one or more

committees,   each  committee  to consist of one or more of the directors of the corporation.  Any  such  committee,  to the extent provided in the resolution of the Board of Directors, or in these  Bylaws, shall have and may exercise all the

powers  and  authority  of   the  Board  of  Directors  in the management of the

business  and  affairs  of  the  corporation, and  may authorize the seal of the corporation  to  be  affixed  to  all  papers which  may require it; but no such committee  shall  have  the  power  or  authority  in  reference to amending the

Certificate of Incorporation, adopting an agreement of merger  or consolidation,

recommending  to  the  stockholders  the  sale,  lease  or  exchange  of  all or substantially  all  of  the  corporation's  property  and  assets,  recommending to  the  stockholders  a  dissolution  of  the  corporation or a revocation of a dissolution,  or  amending  the  Bylaws  of  the  corporation;  and, unless  the resolution,  these  Bylaws  or  the  Certificate  of  Incorporation expressly so provide,  no  such  committee  shall  have  the  power or authority to declare a dividend  or  to  authorize  the  issuance  of  stock.

                                                                     Exhibit 3.1
                                                              Page 5 of 12 Pages

          SECTION  8.  ANNUAL  MEETINGS.  The annual meeting of the Board may be held  at  such time and place as shall be fixed by a vote of the shareholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected  directors  in  order  to  legally  constitute  such  meeting.

          SECTION  9.  REGULAR  MEETINGS.  Regular meetings of the directors may be  held  without  notice  at such places and times as shall be  determined from time  to  time  by  resolution  of  the  directors.

          SECTION  10.  SPECIAL  MEETINGS.  Special meetings of the board may be called  by  the President or by the Secretary on  the written request of any two

(2)  directors  on  at  least two (2) days' notice to each director and shall be held  at such place or places as may be determined by the directors, or as shall be  stated  in  the  call  of  the  meeting.

          SECTION  11.  QUORUM.  A  majority of the directors shall constitute a quorum  for  the  transaction of business.  If at any meeting of the board there shall be less than a quorum present, a majority of those present may adjourn the meeting  from  time  to  time  until a quorum is obtained, and no further notice thereof  need be given other than by announcement  at the meeting which shall be so  adjourned.

          SECTION  12.  COMPENSATION.  Directors  shall  not  receive any stated

salary  for  their  services  as  directors  or as members of committees, but by resolution  of  the  board a fixed fee and expenses of attendance may be allowed for attendance at each meeting.  Nothing herein contained shall be construed to preclude  any director from serving the corporation  in any other capacity as an officer,  agent  or  other-wise,  and  receiving  compensation  therefor.

          SECTION 13.  ACTION WITHOUT MEETING.  Any action required or permitted to  be  taken  at  any  meeting  of  the Board of Directors, or of any committee

                                                                     Exhibit 3.1
                                                              Page 6 of 12 Pages
thereof,  may  be  taken  without  a  meeting, if prior to such action a written consent  thereto  is signed by all members of the board, or of such committee as the  case  may  be,  and  such  written  consent  is  filed  with the minutes of proceedings  of  the  board  or  committee.

                                   ARTICLE IV

                                    OFFICERS
                                    --------

          SECTION  1.  OFFICERS.  The  officers  of  the corporation  shall be a

President,  a  Treasurer,  and  a Secretary, all of whom shall be elected by the

Board  of Directors and who shall hold office until their successors are elected and  qualified.  In  addition,  the Board of Directors may elect a Chairman, one

(1)  or  more  Vice  Presidents  and  such  Assistant  Secretaries and Assistant

Treasurers  as  they  may deem proper.   None of the officers of the corporation

need  be  directors.  The  officers shall be elected at the first meeting of the

Board  of Directors after each annual meeting.  More than two (2) offices may be held  by  the  same  person.

          SECTION  2.  OTHER  OFFICERS  AND  AGENTS.  The Board of Directors may

appoint  such other officers and agents as it may deem advisable, who shall hold their  offices  for  such  terms and shall exercise such powers and perform such duties  as  shall  be  determined  from  time to time by the Board of Directors.

          SECTION  3.  CHAIRMAN.  The Chairman of the Board of Directors, if one

be  elected,  shall  preside  at  all meetings  of the Board of Directors and he shall have and perform such other duties as from time to time may be assigned to him  by  the  Board  of  Directors.

          SECTION  4.  PRESIDENT.  The  President  shall  be the chief executive officer  of  the  corporation  and  shall  have the general powers and duties of supervision  and  management  usually  vested  in  the  office of President of a corporation.  He  shall  preside at all meetings of the stockholders if  present

                                                                     Exhibit 3.1
                                                              Page 7 of 12 Pages
thereat,  and  in  the  absence  or non-election of the Chairman of the Board of

Directors,  at  all  meetings  of the Board of Directors, and shall have general

supervision,  direction and control of the business of the corporation.   Except

as  the  Board of Directors shall authorize the execution  thereof in some other manner,  he  shall execute bonds, mortgages and other contracts in behalf of the corporation,  and shall cause the seal to be affixed to any instrument requiring it  and  when  so  affixed  the  seal  shall be attested by the signature of the

Secretary  or  an  Assistant  Secretary.

          SECTION  5.  VICE  PRESIDENT.  Each  Vice  President  shall  have such powers  and  shall  perform  such  duties  as  shall  be  assigned to him by the directors.

          SECTION  6.  TREASURER.  The  Treasurer  shall have the custody of the corporate  funds  and  securities  and  shall keep full and accurate accounts of receipts  and  disbursements  in  books  belonging to the corporation.  He shall deposit  all  monies  and  other  valuables in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

          SECTION  7.  SECRETARY.  The  Secretary  shall  give,  or  cause to be given,  notice  of  all  meetings  of  stockholders and directors, and all other notices  required  by  law  or  by  these  Bylaws, and in case of his absence or refusal  or  neglect  so  to  do,  any  such notice  may be given by any per-son thereunto directed by the President, or by the directors,  or stockholders, upon whose  requisition  the meeting is called as provided in these Bylaws.  He shall record  all  the  proceedings  of  the  meetings  of the  corporation and of the directors  in  a book to be  kept for that purpose, and shall perform such other duties  as  may  be assigned to him by the directors or the President.  He shall have  custody  of  the  seal  of the corporation and shall affix the same to all instruments  requiring  it,  when  authorized by the directors or the President,

and  attest  the  same.

          SECTION 8.  ASSISTANT TREASURERS AND ASSISTANT SECRETARIES.  Assistant

Treasurers  and  Assistant Secretaries, if  any, shall be elected and shall have

                                                                     Exhibit 3.1
                                                              Page 8 of 12 Pages
such  powers  and  shall  perform  such  duties  as  shall  be assigned to them,

respectively,  by  the  directors.

          SECTION  9.   SALARIES.   The  salaries  of  all   officers   of   the

corporation  shall  be  fixed  by  the  Board  of  Directors.

          SECTION  10.  REMOVAL.  Any officer elected or appointed by the  Board of  Directors may be removed from office, with  or without cause, at any time by the  affirmative  vote  of a majority of the directors present at any meeting of the  Board  at  which  a  quorum  is  present.

                                    ARTICLE V

                                  MISCELLANEOUS
                                  -------------

          SECTION  1.  CERTIFICATES  OF STOCK.  Certificates of stock, signed by the  President  or Vice President, and the  Treasurer or an Assistant Treasurer,

or  Secretary  or  an  Assistant Secretary,  shall be issued to each stockholder

certifying  the  number  of  shares owned by him in the corporation.   Any of or

all  the  signatures  may  be  facsimiles.

          SECTION  2.  LOST  CERTIFICATES.  A  new  certificate  of stock may be issued  in  the  place of any certificate theretofore issued by the corporation,

alleged  to  have  been  lost  or  destroyed,  and  the  directors may, in their discretion,  require  the  owner  of  the lost or destroyed certificate,  or his legal  representatives,  to give the corporation a bond, in such sum as they may direct,  not  exceeding  double  the  value  of  the  stock,  to  indemnify  the corporation  against  any  claim  that  may be made against it on account of the alleged  loss  of  any  such  certificate,  or  the  issuance  of  any such new certificate.

          SECTION  3.  TRANSFER  OF  SHARES.   The  shares   of  stock   of  the

corporation  shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys  or legal representatives, and upon such  transfer  the  old certificates shall be surrendered to the corporation by

                                                                     Exhibit 3.1
                                                              Page 9 of 12 Pages
the delivery thereof to the person in charge of the stock and transfer books and ledgers,  or  to such other  person as the directors may designate, by whom they

shall  be  cancelled, and new certificates shall thereupon be issued.   A record

shall  be  made  of  each  transfer  and  whenever  a transfer shall be made for collateral  security,  and not absolutely, it shall be so expressed in the entry of  the  transfer.

          SECTION  4.  STOCKHOLDERS  RECORD DATE.  In order that the corporation may  determine  the stockholders entitled to notice of or to vote at any meeting

of  stockholders  or  any  adjournment   thereof,  or  to  express   consent  to

corporation  action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for  the  purpose of any other lawful action, the Board of Directors may fix, in advance,  a  record  date, which shall not be more than sixty (60) nor less than ten  (10)  days  be-fore the date of such meeting, nor more than sixty (60) days prior  to  any other action.  A determination of stockholders of record entitled to  notice  of  or  to  vote  at  a  meeting  of stockholders shall apply to any adjournment  of  the meeting; provided, however, that the Board of Directors may fix  a  new  record  date  for  the  adjourned  meeting.

          SECTION  5.  REGISTERED  STOCKHOLDERS.   The  corporation   shall   be

entitled  to  treat the holder of record of any share or shares as the holder in fact  thereof,  and, accordingly, shall  not be bound to recognize any equitable or  other  claim  to  or interest in such share on the part of any other person,

whether  or  not it shall have express or other notice thereof, except as may be otherwise  expressly  provided  by  the  laws  of  California.

          SECTION  6.  DIVIDENDS.  Subject  to the provisions of the Certificate of  Incorporation,  the  Board  of Directors may, out of funds legally available therefor  at  any regular or special meeting, declare dividends upon the capital

                                                                     Exhibit 3.1
                                                             Page 10 of 12 Pages
stock  of the corporation as and when they deem expedient.  Before declaring any dividend  there  may  be set apart out of any funds of the corporation available for  dividends,  such  sum or sums as the directors from or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors  shall  deem  conducive  to  the  interests  of  the  corporation.

          SECTION  7.  SEAL.  The  corporate  seal shall be circular in form and shall contain the name of the corporation and  the words "CORPORATE SEAL."  Said seal  may  be  used  by  causing  it  or a  facsimile thereof to be impressed or affixed  or  reproduced  or  otherwise.

          SECTION  8.  FISCAL YEAR.  The fiscal year of the corporation shall be determined  by  resolution  of  the  Board  of  Directors.

          SECTION  9.  CHECKS.  All  checks,  drafts  or  other  orders  for the payment of money, notes or other evidences of indebtedness issued in the name of the  corporation shall be signed by such officer or officers, agent or agents of the  corporation, and in such manner as shall be determined from time to time by resolution  of  the  Board  of  Directors.

          SECTION 10.  NOTICE.   Whenever any notice is required by these Bylaws

to  be  given,  personal notice is not meant unless expressly so stated, and any notice  so required shall be deemed to be sufficient if given by depositing the same  in  the  United  States  mail,  postage  prepaid,  addressed to the person entitled thereto at his address as it appears on the records of the corporation,

and  such  notice shall be deemed to have been given on the day of such mailing.

Stockholders not entitled to vote shall not be entitled to receive notice of any meetings  except  as  otherwise  provided  by  Statute.

          SECTION  11.  WAIVER  OF  NOTICE.  Whenever  any  notice  whatever  is required  to  be given under the provisions of any law, or under the  provisions of  the  Certificate  of  Incorporation  of  the corporation or  these Bylaws, a

                                                                     Exhibit 3.1
                                                             Page 11 of 12 Pages
waiver  thereof  in  writing,  signed  by the person or persons entitled to said notice,  whether  before  or  after  the  time  stated  therein, shall be deemed equivalent  thereto.

                                   ARTICLE VI

                    INDEMNIFICATION OF OFFICERS, DIRECTORS,
                    ---------------------------------------
                              EMPLOYEES AND AGENTS
                              --------------------

          To  the extent and in the manner permitted by the laws of the State of

California, and specifically as is permitted  under the General Corporation  Law of  California, the corporation shall indemnify any person who was or is a party or  is  threatened  to  be  made a party to any threatened, pending or completed

action,  suit  or  proceeding,   whether  civil,   criminal,  administrative  or

investigative,  other  than  an action by or in the right of the corporation, by reason  of  the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as  a director, officer, employee or agent of another corporation,  partnership,

joint venture, trust or other enterprise against expenses,  including attorneys'

fees,  judgments,  fines  and  amounts  paid  in  settlement.

                                  ARTICLE VII

                                   AMENDMENTS
                                   ----------

          These  Bylaws may be altered or repealed and Bylaws may be made at any annual  meeting  of the stockholders or at any special meeting thereof if notice of the proposed alteration or  repeal or Bylaw or Bylaws to be made be contained in  the notice of such special meeting, by the affirmative vote of a majority of the  stock  issued  and  outstanding  and  entitled  to  vote thereat, or by the affirmative vote of a majority of the Board of Directors, at any regular meeting of  the Board of Directors, or at any special meeting of the Board of Directors,

if  notice  of the proposed alteration or repeal, or Bylaw or Bylaws to be made,

be  contained  in  the  notice  of  such  special  meeting.

DATED:     January  21,  1998

                                                                     Exhibit 3.1
                                                             Page 12 of 12 Pages

                         FULLER, TUBB, POMEROY & STOKES
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW
                      201 ROBERT S. KERR AVENUE, SUITE 1000
                            OKLAHOMA CITY, OK 73102
G.  M.  FULLER  (1920-1999)                              TELEPHONE  405-235-2575
JERRY  TUBB                                              FACSIMILE  405-232-8384
DAVID  POMEROY
TERRY  STOKES
    ------

OF  COUNSEL:
MICHAEL  A.  BICKFORD
THOMAS  J.  KENAN
ROLAND  TAGUE
BRADLEY  D.  AVEY

                                 March 13, 2002






Securities  and  Exchange  Commission
Division  of  Corporation  Finance
Office  of  Small  Business,  Mail  Stop  0304
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

                                  Re:  Radale  Imports,  Inc.

Gentlemen:

     We  file  herewith  Form  10-SB  for  the  above  company.

     If you have questions or comments, please contact the undersigned. You are requested to communicate with me either by telephone (405-235-2575) or, in the instance of written communications, by fax (405-232-8384), or by e-mail (kenan@ftpslaw.com).

                                  Sincerely,


                                  /s/Thomas  J.  Kenan
                                  -----------------------------------
                                     Thomas  J.  Kenan
                                     e-mail:  kenan@ftpslaw.com

Enclosure